FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Consolidated balance sheet

Five-year summary consolidated balance sheet

	At 31 December
	2013 US$m	2012 US$m	2011 US$m	2010 US$m	2009 US$m
ASSETS
Cash and balances at central banks ....................................	166,599	141,532	129,902	57,383	60,655
Trading assets ...................................................................	303,192	408,811	330,451	385,052	421,381
Financial assets designated at fair value .............................	38,430	33,582	30,856	37,011	37,181
Derivatives .......................................................................	282,265	357,450	346,379	260,757	250,886
Loans and advances to banks ............................................	211,521	152,546	180,987	208,271	179,781
Loans and advances to customers27 ...................................	1,080,304	997,623	940,429	958,366	896,231
Financial investments .......................................................	425,925	421,101	400,044	400,755	369,158
Assets held for sale ...........................................................	4,050	19,269	39,558	1,991	3,118
Other assets ......................................................................	159,032	160,624	156,973	145,103	146,061

Total assets ......................................................................	2,671,318	2,692,538	2,555,579	2,454,689	2,364,452

LIABILITIES AND EQUITY
Liabilities
Deposits by banks .............................................................	129,212	107,429	112,822	110,584	124,872
Customer accounts ............................................................	1,482,812	1,340,014	1,253,925	1,227,725	1,159,034
Trading liabilities ..............................................................	207,025	304,563	265,192	300,703	268,130
Financial liabilities designated at fair value ........................	89,084	87,720	85,724	88,133	80,092
Derivatives .......................................................................	274,284	358,886	345,380	258,665	247,646
Debt securities in issue ......................................................	104,080	119,461	131,013	145,401	146,896
Liabilities under insurance contracts ..................................	74,181	68,195	61,259	58,609	53,707
Liabilities of disposal groups held for sale ..........................	2,804	5,018	22,200	86	3
Other liabilities .................................................................	117,377	118,123	111,971	109,868	148,411

Total liabilities .................................................................	2,480,859	2,509,409	2,389,486	2,299,774	2,228,791

Equity
Total shareholders' equity ................................................	181,871	175,242	158,725	147,667	128,299
Non-controlling interests ..................................................	8,588	7,887	7,368	7,248	7,362

Total equity ......................................................................	190,459	183,129	166,093	154,915	135,661

Total equity and liabilities .................................................	2,671,318	2,692,538	2,555,579	2,454,689	2,364,452

Five-year selected financial information
Called up share capital ......................................................	9,415	9,238	8,934	8,843	8,705
Capital resources28,29 .........................................................	194,009	180,806	170,334	167,555	155,729
Undated subordinated loan capital .....................................	2,777	2,778	2,779	2,781	2,785
Preferred securities and dated subordinated loan capital30 ..	48,114	48,260	49,438	54,421	52,126

Risk-weighted assets and capital ratios28
Risk-weighted assets ..........................................................	1,092,653	1,123,943	1,209,514	1,103,113	1,133,168

	%	%	%	%	%

Core tier 1 ratio ................................................................	13.6	12.3	10.1	10.5	9.4
Total capital ratio ............................................................	17.8	16.1	14.1	15.2	13.7

Financial statistics
Loans and advances to customers as a percentage of customer accounts .........................................................	72.9	74.4	75.0	78.1	77.3
Average total shareholders' equity to average total assets .	6.55	6.16	5.64	5.53	4.72

Net asset value per ordinary share at year-end31 (US$) ......	9.27	9.09	8.48	7.94	7.17
Number of US$0.50 ordinary shares in issue (millions) ......	18,830	18,476	17,868	17,686	17,408

Closing foreign exchange translation rates to US$:
US$1: £ ............................................................................	0.605	0.619	0.646	0.644	0.616
US$1: € ............................................................................	0.726	0.758	0.773	0.748	0.694
For footnotes, see page 132.

A more detailed consolidated balance sheet is contained in the Financial Statements on page 419.

Movement in 2013

Total reported assets were US$2.7 trillion, 1% lower than at 31 December 2012, on both a reported and constant currency basis. Our balance sheet remains strong, with a ratio of customer advances to customer accounts of 72.9%.

During 2013, GB&M changed the way it manages repo and reverse repo activities. This led to an increase in 2013 in reverse repo agreements classified as 'Loans and advances to customers' and 'Loans and advances to banks', and a decline in those included in 'Trading assets'. Similarly, there was an increase in repo agreements classified in 'Deposits by banks' and 'Customer accounts', with a decline in 'Trading liabilities'. For further details of this change, see page 68.

Loans and advances to customers grew by more than US$34.2bn in 2013, notably in term and trade-related lending to corporate and commercial customers. Customer accounts increased by over US$56.3bn in 2013. These movements exclude reverse repo and repo transactions and the effect of currency movements.

The following commentary is on a constant currency basis.

Assets

        Cash and balances at central banks increased by 17%, mainly in Europe, driven by the placement of surplus funds reflecting growth in deposits in excess of lending growth and, to a lesser extent, in North America.

Trading assets decreased by US$110bn or 27%, driven by a fall in reverse repos, reflecting the change in the way GB&M manages these activities noted above. Excluding this, trading assets were broadly in line with December 2012 levels.

Financial assets designated at fair value increased by 16%, in part due to favourable market movements in our European insurance operations coupled with higher investments from premium income received during the year in our insurance businesses, notably in Europe and Hong Kong.

Derivative assets decreased by 22%. Upward movements in yield curves in major currencies led to a decline in the fair value of interest rate contracts, largely in Europe. In North America, declines in fair values of interest rate contracts reflected the increase in swap rates during the year and increased netting.

Loans and advances to banks rose by US$61.4bn or 41%, including a US$56.4bn increase in reverse repos reflecting the change in the way GB&M manages these activities. Excluding this, there was a US$5.0bn increase driven by higher placements with financial institutions in Hong Kong and Rest of Asia-Pacific.

Loans and advances to customers increased by US$87.0bn or 9%, including a US$52.8bn rise in reverse repo balances reflecting the change in the way GB&M manages these activities, which mainly affected balances in North America and the UK. We reclassified over US$9.5bn of customer lending balances mainly relating to our operations in Panama and first lien mortgage portfolios in the US to 'Assets held for sale'. These were subsequently disposed of in the second half of the year.

Excluding these factors, customer lending balances grew by US$44.0bn as continued demand for financing led to a rise in term and trade-related lending to CMB and GB&M customers in Hong Kong and, to a lesser extent, in Rest of Asia-Pacific. Commercial real estate and other property-related lending also grew in Hong Kong and Rest of Asia-Pacific. Residential mortgages remained broadly in line with 2012. There was growth in Rest of Asia-Pacific and, to a lesser extent, in Hong Kong, although the rate of growth in Hong Kong fell in the second half of the year. We also continued to grow our portfolio in the UK, which reflected our competitive offering. These factors were broadly offset by the continued reduction in the US run-off portfolio. In addition, in the UK there was an increase in corporate overdraft balances, mainly in GB&M that did not meet the criteria for netting, with a corresponding rise in related customer accounts.

Financial investments were broadly in line with 2012 levels . We recorded net sales and maturities of available-for-sale government debt securities in North America. This was broadly offset by an increase in Hong Kong due to net new purchases, together with the re-classification of our shareholding in Industrial Bank.

Assets held for sale decreased by 79%, driven by the completion of the sales of our investment in Ping An and of the non-real estate personal lending portfolio in the US.

Liabilities

Deposits by banks rose by US$21.4bn or 20% and included an increase of US$30.5bn relating to repo balances, reflecting the change in the way GB&M manages these activities. Excluding this, balances fell in Europe and North America.

Customer accounts increased by US$148.6bn or 11%. This included a rise in repo funding of US$92.3bn reflecting the change in the way GB&M manages these activities, which mainly affected balances in North America and the UK. In addition, we reclassified over US$6.5bn of deposit balances, mainly relating to our operations in Panama, to 'Liabilities of disposal groups held for sale'. These were subsequently disposed of in the second half of the year.

Excluding these factors, customer accounts increased by US$63.4bn, driven by a rise in the UK in RBWM reflecting customers' continued preference for holding higher balances in readily-accessible current and savings accounts in the uncertain economic environment. This was coupled with higher balances in our Payments and Cash Management business in GB&M and CMB. Current accounts also grew in GB&M due to higher balances that did not meet the netting criteria and an increase in short-term deposits. In Hong Kong and Rest of Asia-Pacific, customer accounts rose, mainly in RBWM reflecting customer sentiment, but also in CMB reflecting deposit campaigns in the final quarter of the year. In North America, customer accounts grew, driven by higher balances in our CMB business although this was offset in part by a fall in RBWM, due to re-pricing.

Trading liabilities decreased by US$102.1bn or 33% and included a fall of US$114.3bn in repos reflecting the change in the way GB&M manages these activities. Excluding this, trading liabilities increased by US$12.2bn driven by increases in Europe, reflecting client demand and volumes.

Financial liabilities designated at fair value remained broadly unchanged during 2013.

The reduction in the value of Derivative liabilities was in line with that of 'Derivative assets' as the underlying risk is broadly matched.

Debt securities in issue fell by 12%. This was driven by a net redemption in debt securities in issue in Europe together with maturing debt that was not replaced in the US as funding requirements declined due to business disposals and the run-off of the CML portfolio. These factors were partly offset by an increase in Brazil as we substituted wholesale customer deposits for medium-term loan notes.

Liabilities under insurance contracts rose by 9% as a result of liabilities to policyholders established for new business, largely written in Hong Kong.

Liabilities of disposal groups held for sale decreased by US$1.9bn, driven by the disposal of non-strategic businesses in Latin America and North America.

Equity

Total shareholders' equity rose by 4%, primarily driven by profits generated in the year, partly offset by dividends paid.

Reconciliation of reported and constant currency assets and liabilities

	31 December 2013 compared with 31 December 2012
	31 Dec 12 as reported	Currency translation adjustment32	31 Dec 12 at 31 Dec 13 exchange rates	31 Dec 13 as reported	Reported change	Constant currency change
HSBC	US$m	US $m	US$m	US$m	%	%

Cash and balances at central banks ................................	141,532	565	142,097	166,599	18	17
Trading assets ......................	408,811	4,379	413,190	303,192	(26)	(27)
Financial assets designated at fair value ..........................	33,582	(372)	33,210	38,430	14	16
Derivative assets ..................	357,450	6,480	363,930	282,265	(21)	(22)
Loans and advances to banks	152,546	(2,420)	150,126	211,521	39	41
Loans and advances to customers .........................	997,623	(4,367)	993,256	1,080,304	8	9
Financial investments ..........	421,101	(3,132)	417,969	425,925	1	2
Assets held for sale ...............	19,269	(303)	18,966	4,050	(79)	(79)
Other assets .........................	160,624	3,215	163,839	159,032	(1)	(3)

Total assets ..........................	2,692,538	4,045	2,696,583	2,671,318	(1)	(1)

Deposits by banks ................	107,429	339	107,768	129,212	20	20
Customer accounts ...............	1,340,014	(5,801)	1,334,213	1,482,812	11	11
Trading liabilities .................	304,563	4,605	309,168	207,025	(32)	(33)
Financial liabilities designated at fair value ..........................	87,720	1,155	88,875	89,084	2	-
Derivative liabilities .............	358,886	6,815	365,701	274,284	(24)	(25)
Debt securities in issue ..........	119,461	(1,088)	118,373	104,080	(13)	(12)
Liabilities under insurance contracts ..........................	68,195	115	68,310	74,181	9	9
Liabilities of disposal groups held for sale .............................	5,018	(280)	4,738	2,804	(44)	(41)
Other liabilities ....................	118,123	(1,594)	116,529	117,377	-	1

Total liabilities .....................	2,509,409	4,266	2,513,675	2,480,859	(1)	(1)

Total shareholders' equity ....	175,242	(463)	174,779	181,871	4	4
Non-controlling interests .....	7,887	(43)	7,844	8,588	9	9

Total equity .........................	183,129	(506)	182,623	190,459	4	4

Total equity and liabilities ....	2,692,538	3,760	2,696,298	2,671,318	(1)	(1)

For footnote, see page 132.

In 2013, GB&M changed the way it manages repo and reverse repo activities in the Credit and Rates businesses, which were previously being managed in a trading environment. During the year, the repo and reverse repo business activities were organised into trading and non-trading portfolios, with separate risk management procedures. This resulted in an increase in the amount of reverse repos classified as 'Loans and advances to customers' and 'Loans and advances to banks', and a decline in the amount classified as 'Trading assets' at 31 December 2013, compared with previous year-ends. Similarly, at 31 December 2013 there was an increase in the amount of repos classified as 'Customer accounts' and 'Deposits by banks', with a decline in the amount classified as 'Trading liabilities', compared with previous year-ends. The increase in amortised cost balances and the decrease in trading balances primarily occurred in Europe and North America, specifically the UK and the US.

The impact of repos and reverse repos on the balance sheet is set out in the table below. The table also provides a combined view of customer lending and customer deposits which, by taking into account loans and advances to customers and customer account balances reported as held for sale, more accurately reflects the overall size of our lending and deposit books.

Combined view of lending and deposits

	2013	2012	Change
	US$m	US$m	%
Customers - amortised cost
Loans and advances to customers .................................................................	1,080,304	997,623	8
- loans and other receivables...................................................................	992,089	962,972	3
- reverse repos.........................................................................................	88,215	34,651	155
Loans and advances to customers reported in 'Assets held for sale'33 ............	1,703	6,124	(72)

Combined customer lending ..........................................................................	1,082,007	1,003,747	8

Customer accounts .......................................................................................	1,482,812	1,340,014	11
- cash deposits and other accounts ...........................................................	1,361,297	1,311,396	4
- repos.....................................................................................................	121,515	28,618	325
Customer accounts reported in 'Liabilities of disposal groups held for sale' ...	2,187	2,990	(27)

Combined customer deposits .........................................................................	1,484,999	1,343,004	11

Banks - amortised cost
Loans and advances to banks ........................................................................	211,521	152,546	39
- loans and other receivables...................................................................	120,046	117,085	3
- reverse repos.........................................................................................	91,475	35,461	158

Deposits by banks .........................................................................................	129,212	107,429	20
- cash deposits and other accounts ...........................................................	86,507	95,480	(9)
- repos.....................................................................................................	42,705	11,949	257

Customers and banks - fair value
Trading assets - reverse repos ......................................................................	10,120	118,681	(91)
- loans and advances to customers...........................................................	7,180	73,666	(90)
- loans and advances to banks...................................................................	2,940	45,015	(93)

Trading liabilities - repos .............................................................................	17,421	130,223	(87)
- customer accounts................................................................................	9,611	103,483	(91)
- deposits by banks...................................................................................	7,810	26,740	(71)
For footnote, see page 132.

Financial investments

	At 31 December 2013			At 31 December 2012
	Equity securities	Debt securities	Total	Equity securities	Debt securities	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
-
Balance Sheet Management ..........	-	314.4	314.4	-	293.4	293.4
Insurance entities .........................	-	46.4	46.4	-	43.4	43.4
Structured entities .........................	0.1	22.6	22.7	-	24.7	24.7
Principal investments ...................	2.7	-	2.7	2.9	−	2.9
Other ...........................................	6.3	33.4	39.7	2.9	53.8	56.7
-
	9.1	416.8	425.9	5.8	415.3	421.1

The table above analyses the Group's holdings of financial investments by business activity. Further information can be found in the following sections:

- 'Balance Sheet Management' (page 238) for a description of the activities and an analysis of third party assets in balance sheet management.

- 'Risk management of insurance operations' (page 249) includes an analysis of the financial investments within our insurance operations by the type of contractual liabilities that they back.

- 'Structured entities' (page 550) for further information about the nature of securities investment conduits in which the above financial investments are held.

- 'Equity securities classified as available for sale' (page 235) includes private equity holdings and other strategic investments.

- 'Other' represents financial investments held in certain locally managed treasury portfolios and other GB&M portfolios held for specific business activities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014